Exhibit 99(d)

DPL INC.

Offer to Exchange
Senior Notes, 8% Series Due 2009
(registered)
for Any and All Outstanding
Senior Notes, 8% Series Due 2009
(unregistered)

To Our Clients:

Enclosed is a Prospectus, dated ___________, 2006, of DPL Inc., an Ohio corporation (the “Company”), and a related Letter of Transmittal (which together constitute the “Exchange Offer”) relating to the offer by the Company to exchange its registered Senior Notes, 8% Series Due 2009 (the “Registered Senior Notes”), for a like principal amount of the Company’s unregistered Senior Notes, 8% Series Due 2009 (the “Unregistered Senior Notes”), upon the terms and subject to the conditions set forth in the Exchange Offer.

Please note that the Exchange Offer will expire at 9:00 a.m., New York City time, on _________, 2006, unless extended.

The Exchange Offer is not conditioned upon any minimum number of Unregistered Senior Notes being tendered.

We are the holder of record and/or participant in the book-entry transfer facility of Unregistered Senior Notes held by us for your account. A tender of such Unregistered Senior Notes can be made only by us as the record holder and/or participant in the book-entry transfer facility and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Unregistered Senior Notes held by us for your account.

We request instructions as to whether you wish to tender any or all of the Unregistered Senior Notes held by us for your account pursuant to the terms and conditions of the Exchange Offer. We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal.

Pursuant to the Letter of Transmittal, each holder of Unregistered Senior Notes will represent to the Company that (i) the holder is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act of 1933 as amended (the “Securities Act”), (ii) any Registered Senior Notes to be acquired pursuant to the Exchange Offer are being obtained in the ordinary course of its business, and (iii) the holder is not engaged in and does not have an arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Registered Senior Notes. If the tendering holder is a broker-dealer that will receive Registered Senior Notes for its own account in exchange for Unregistered Senior Notes, we will represent on behalf of such broker-dealer that the Unregistered Senior Notes to be exchanged for the Registered Senior Notes were acquired by it as a result of market-making activities or other trading activities, and acknowledge on behalf of such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Registered Senior Notes. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such Registered Senior Notes, such broker-dealer is not deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,